

VectorGlobal WMG, Inc.

Statement of Financial Condition

December 31, 2016



OATH OR AFFIRMATION

I, Oscar M. Mejia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VectorGlobal WMG, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

GENARO R IMMEDIATO
MY COMMISSION # FF945361
EXPIRES January 29, 2020
(407) 398-0153 FloridaNotaryService.com

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
Statement of Financial Condition	2
Notes to Financial Statements	3 - 10



MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of VectorGlobal WMG, Inc.
(A Wholly-Owned Subsidiary of VectorMex International, Inc.)

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. (the "Company") (A Wholly-Owned Subsidiary of VectorMex International, Inc.) as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition's presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of VectorGlobal WMG, Inc. (A Wholly-Owned Subsidiary of VectorMex International, Inc.) as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2017

An Independent Member of Baker Tilly International

MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$	3,179,664
CERTIFICATE OF DEPOSIT		3,678
RECEIVABLE FROM BROKERS		1,297,069
INVESTMENT SECURITIES, AT FAIR VALUE		511,000
DUE FROM RELATED PARTIES		35,471
PROPERTY AND EQUIPMENT		301,841
DEFERRED TAX ASSET		92,626
OTHER ASSETS		2,080,329
	$	7,501,678

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	980,841
Accrued bonus payable		1,322,930
Due to related parties		1,158,141
Deferred rent		130,004
Total liabilities		3,591,916
COMMITMENTS AND CONTINGENCY		
STOCKHOLDER'S EQUITY		3,909,762
	$	7,501,678

See accompanying notes.

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
NOTES TO FINANCIAL STATEMENT

NOTE 1.   ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is securities brokerage of primarily U.S. and Latin American securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. Primarily all cash and cash equivalents were held or custodied at a U.S. financial institution. The Company may, during the ordinary course of business, maintain balances in excess of insured limits.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental authorities and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions and related trading gains and losses, commissions and clearing costs are reported on a trade date basis. Interest earned or incurred is recognized on the accrual method of accounting. Dividend income is recognized on the ex-dividend date.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from brokers

As of December 31, 2016, Receivable from Brokers consisted primarily of commissions receivable. This amount was subsequently collected in January 2017.

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> • *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
> • *Level 2.* Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
> • *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investment Securities, at Fair Value

During the year, the Company invested a total of approximately $500,000 in various mutual funds. These funds are to remain invested and rebalanced periodically, based on the mutual fund distributions of the Company's model portfolios, as determined by its internal investment committee. The fair value of the investment securities were determined by the quoted prices at the end of the fiscal year, making them Level 1 positions.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certificates of Deposit

The Company maintains a certificate of deposit in Colombia which acts as a security deposit for its offices in that country. This deposit is held in Colombian Pesos and is subject to foreign exchange risk, therefore it is categorized as a Level 2 position.

Deposits with Clearing Organizations

The Company collects net revenues from trading activities in its various accounts held with its custodian. As this is generally cash-on-hand or realized cash receivables that the Company can access on the measurement date, it is considered a Level 1 position.

Due from Related Parties

Amounts due from related parties are stated at the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Property and Equipment

Furniture and fixtures, computer equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2013.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Lease Accounting

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 3.   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016. There were no transfers between levels during the year 2016.

	Level 1	Level 2	Level 3	Total
ASSETS				
Certificates of Deposit	-	3,678	-	3,678
Investment Securities, at fair value	511,000	-	-	511,000
TOTALS	$ **511,000**	$ **3,678**	$ **-**	$ **514,678**

NOTE 4.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 consist of the following:

Leasehold improvements	$ 356,956
Office equipment	157,834
Computer equipment	191,919
Furniture and fixtures	513,004
Software	73,888
	1,293,601
Less: accumulated depreciation and amortization	(991,760)
	$ 301,841

NOTE 5.   OTHER ASSETS

Other assets at December 31, 2016 consist of the following:

Broker advances	$ 1,972,290
Rent deposits	55,461
Prepaid expenses	50,939
Other	1,639
	$ 2,080,329

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
NOTES TO FINANCIAL STATEMENT

NOTE 6.   INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida, Texas, New York and New Jersey tax returns with its Parent and computes its federal and state tax provision on a separate-company basis.

Inventory of Deferred Tax Assets / Liabilities:

Deferred Tax Assets:	2016
Deferred Rent	48,075
Accrued Expenses	30,770
Property, Plant & Equipment	6,039
Foreign Currency Translation	11,255
	96,139
Deferred Tax Liabilities:	
Unrealized Gain on Investment Securities	(3,513)
	(3,513)
Net Deferred Tax Asset	$ 92,626

At December 31, 2016, the Company had a deferred tax asset of $92,626. The Company has depleted its net operating loss carry-forwards for both Federal and State Tax purposes.

NOTE 7.   RELATED PARTY TRANSACTIONS

Ultimate Parent and Parent

At December 31, 2016 the Company owed $175,120 to the Ultimate Parent and another $983,021 to the Parent and other foreign subsidiaries of the Parent. These amounts include the accrual for corporate taxes owed to the tax-paying Parent and are included in due to related parties in the accompanying statement of financial condition, are non-interest bearing, unsecured, and due on demand.

At December 31, 2016, the amount due from related parties of $35,471 consists of fees associated with client referrals provided by the Company to the Ultimate Parent. These amounts are non-interest bearing, unsecured, and due on demand.

Foreign Affiliates

The Company has entered into referral agreements with three separate entities wholly-owned by the Parent operating in Venezuela, Ecuador, and Chile. The Company reimburses each of the affiliates for certain expenses in connection with client referrals.

NOTE 8.   COMMITMENTS AND CONTINGENCY

Lease Commitments

The Company has a non-cancellable operating lease for its main office space in Miami, Florida that expires in June 2021. The Company also has a non-cancellable operating lease in The Woodlands, Texas that expires in September 2017. These two leases contain provisions for rent escalations and periods in which rent payments are reduced (abated). The company records monthly rent expense on a straight-line basis over the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred Rent" which is reflected as a separate line item in the accompanying statement of financial condition.

Approximate future annual rent payments are as follows:

Year ended December 31,	
2017	529,000
2018	495,000
2019	507,000
2020	520,000
2021	264,000
Total future minimum payments required	$ 2,315,000

Contingency

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 9.   DEFINED CONTRIBUTION PLAN

The Company has a safe harbor 401(k) plan, which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches 100% of all eligible employee contributions up to 6% of the employee's eligible compensation. There is no vesting schedule for employer contributions. All employer contributions are fully vested.

NOTE 10.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $849,670, which was $610,209 in excess of the amount required of $239,461. The ratio of aggregate indebtedness to net capital was 4.23 to 1.

NOTE 11.   RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing LLC, whose principal offices are in New Jersey. At December 31, 2016, substantially all securities owned and amounts due from brokers are held by and due from these brokers.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's Clearing Broker.

NOTE 12.   SUBSEQUENT EVENTS

Subsequent Events Requiring Disclosure

The company is required to disclose that it is finalizing legal proceedings in which it has agreed to purchase fixed income securities from the claimant per the terms of a negotiated settlement. The total value to be paid for the securities is approximately $56,206, including accrued interest. These securities trade in active markets and have a quoted price that may be used for recognition of fair value upon receipt.